UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2018

Commission file number: 001-35920

MAZOR ROBOTICS LTD.
(Translation of registrant's name into English)

PO Box 3104, 5 Shacham St.
Caesarea North Industrial Park 3088900, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On September 20, 2018, Mazor Robotics Ltd. (the “Company”) and Medtronic plc issued a joint press release announcing the execution of an Agreement and Plan of Merger by and among the Company, Given Imaging Ltd., a company organized under the laws of the State of Israel, Oridion Medical 1987 Ltd., a company organized under the laws of the State of Israel, Oridion Systems Ltd., a company organized under the laws of the State of Israel, Covidien Israel Holdings Ltd., a company organized under the laws of the State of Israel and Belinom Ltd., a company organized under the laws of the State of Israel.  A copy of the joint press release is attached as Exhibit 99.1 hereto and is hereby incorporated into this report by reference.

Exhibit

99.1	Joint Press Release, issued September 20, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAZOR ROBOTICS LTD. (Registrant) By:/s/ Sharon Levita Name: Sharon Levita Title: Chief Financial Officer & Vice President Business Operations

Date: September 21, 2018